

HAGEMEYER

Filenr. 082-04865

HAGEMEYER SERVICES B.V., RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE ++31 35 695 76 11, FAX ++31 35 695 77 03

LEGAL DEPARTMENT

United States Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Direct line 6957

Our ref.

Your ref.





06010315

Naarden, 6 January 2005

Re: Hagemeyer N.V.,
Filenr. 082-04865

Dear Sir, Madam,

Pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 I herewith furnish the required information. A list stating the information being submitted, is also attached to this letter. The filenumber of Hagemeyer N.V. is: 082-04865.

Yours truly,



Patricia Vonk

Enc.



Filenr. 082-04865

LIST OF PUBLIC DOCUMENTS OF HAGEMEYER N.V.
Since 16 November 2005

1. COMMERCIAL REGISTER

Date	Language	Change
None		

2. PRESS RELEASES

Date	Language	Subject
06-12-2005	English and Dutch	Hagemeyer acquires full ownership of El-Centrum in Poand.
01-12-2005	English and Dutch	Waiver of "Cash Alternative Election" right in subordinated convertible bonds.

3. PUBLIC ADVERTISEMENTS

Date	Language	Subject
01-12-2005	English	Waiver of "Cash Alternative Election" right in subordinated convertible bonds.

4. ACCOUNTS

Language	Subject
None	

5. AUTHORITY FINANCIAL MARKETS

Date	Language	Change
None		

6. OTHER

Date	Language	Subject
None		

082- 04865



HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, Postbus 5111, 1410 AC NAARDEN, NEDERLAND
TELEFOON (035) 6957611, FAX (035) 6944396

PERSBERICHT

Hagemeyer verkrijgt volledige eigendom van El-Centrum in Polen

Hagemeyer maakt vandaag bekend het resterende belang van 50% van de aandelen in El-Centrum, een groothandel van elektrotechnische materialen in Polen met landelijke dekking, te hebben verworven van General Electric (GE). In 2000 verkreeg Hagemeyer al een belang van 50% in El-Centrum. Vanaf dat moment heeft El-Centrum geopereerd als een joint-venture tussen Hagemeyer en GE, dat ook een belang van 50% had.

El-Centrum heeft een omzet van circa € 50 miljoen en 235 werknemers. De onderneming is een van de leidende distributeurs van elektrotechnische materialen in Polen.

De volledige eigendom van El-Centrum geeft Hagemeyer een belangrijke positie in de distributie van elektrotechnische materialen in de groeiende markten voor constructie & installatie en industriële klanten in Polen en biedt een basis voor verdere winstgevende groei en expansie in Polen.

De transactie, die naar verwachting rond het einde van het jaar zal worden afgerond, dient nog formeel te worden goedgekeurd door de Poolse mededingingsautoriteiten.

Naarden, 6 december 2005
HAGEMEYER N.V.
Raad van Bestuur

Noot voor de redactie:
Voor nadere informatie: Emilie de Wolf,
Investor Relations & Group Communications
Tel: 035 6957676
www.hagemeyer.com
press@hagemeyer.com

Hagemeyer realiseerde een netto omzet van € 4,1 miljard over de eerste negen maanden van 2005 (volledig jaar 2004: € 5,4 miljard) en heeft circa 17.200 werknemers. Meer dan 90% van Hagemeyers totale omzet wordt door haar kernactiviteit Professional Products en Services (PPS) gegenereerd. PPS richt zich op hoogwaardige business-to-business distributie van elektrotechnische producten en materialen, veiligheidsproducten en andere Maintenance, Repair en Operations (MRO) producten in meer dan 25 landen in Europa, Noord-Amerika en Azië-Pacific. De overige omzet wordt gerealiseerd door de Agencies/Consumer Electronics (ACE) activiteiten, die in Nederland en Australië consumentenelektronica en merkproducten distribueren en luxe producten in een aantal landen in Azië. Het hoofdkantoor van Hagemeyer is gevestigd in Naarden.

082- 04865



HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 6957611, FAX (035) 6944396

PRESS RELEASE

Hagemeyer acquires full ownership of El-Centrum in Poland

Hagemeyer today announced that it has acquired from General Electric (GE) the remaining 50% of the shares in El-Centrum, a wholesale distributor of electrical parts and supplies with a nationwide coverage in Poland. In 2000 Hagemeyer already acquired a 50% stake in El-Centrum. Since then El-Centrum has been run as a joint-venture between Hagemeyer and GE, which also held a 50% interest.

El-Centrum has revenues of around € 50 million and 235 employees and is one of the leading distributors of electrical materials in Poland.

Full ownership of El-Centrum gives Hagemeyer an important position in the electrical distribution business in the Polish growing Construction & Installation and Industrial markets. It will provide a platform for ongoing profitable growth and expansion in Poland.

The transaction, which is expected to be closed around the end of the year, still requires formal approval from the Polish competition authorities.

Naarden, 6 December 2005
HAGEMEYER N.V.
Board of Management

Note to the editor:
For further information: Emilie de Wolf +31 (0)35 6957676
www.hagemeyer.com
press@hagemeyer.com

Hagemeyer had net revenues of € 4.1 billion in the first nine months of 2005 (full year 2004: € 5.4 billion) and employs approximately 17,200 employees. More than 90% of Hagemeyer's total revenue is generated by its core Professional Products and Services (PPS) business. PPS focuses on the value-added business-to-business distribution of electrical parts and supplies, safety and other Maintenance, Repair and Operations (MRO) products in more than 25 countries across Europe, North America and Asia-Pacific. The remaining part of Hagemeyer's revenues is realised by its Agencies/Consumer Electronics (ACE) business, which distributes consumer electronics and branded products in the Netherlands and Australia and luxury goods in a number of countries in Asia. The Hagemeyer Group has its head office in Naarden, the Netherlands.

082-04865



HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE + 31 (0)35 6957676, FAX + 31 (0)35 6944396

PERSBERICHT

Afstandverklaring van "Cash Alternative Election" recht bij achtergestelde converteerbare obligaties

Als onderdeel van de huidige financieringsstructuur, heeft Hagemeyer twee achtergestelde converteerbare obligatieleningen ('obligaties') uitgegeven voor een nominale waarde van in totaal € 285 miljoen. Deze obligaties zijn respectievelijk in 2004 (€ 150 miljoen) en in 2005 (€ 135 miljoen) uitgegeven.

Voor deze obligaties geldt vanaf de datum van uitgifte een "Cash Alternative Election" recht, zoals nader omschreven in de van toepassing zijnde Trustaktes. Dit "Cash Alternative Election" recht houdt in dat Hagemeyer, in geval van conversie van de obligaties, in plaats van het uitgeven van aandelen het recht heeft de obligatiehouders in contanten te betalen.

Onder de huidige IFRS regelgeving werden de optie-elementen van de obligaties als gevolg van een dergelijk "Cash Alternative Election" recht gerubriceerd als verplichtingen. Als gevolg daarvan werden reële waarde-aanpassingen van de optie-elementen van de achtergestelde converteerbare obligaties geboekt als netto financiële baten/(lasten) in de geconsolideerde Winst- en Verliesrekening.

Hagemeyer heeft besloten met onmiddellijke ingang afstand te doen van haar rechten ten aanzien van dit "Cash Alternative Election" recht voor beide obligaties. Het effect van deze afstandverklaringen op de verwerking onder IFRS is in de bijlage van dit persbericht samengevat.

Naarden, 1 december 2005
HAGEMEYER N.V.
Raad van Bestuur

Noot voor de redactie:
Voor nadere informatie: Emilie de Wolf,
Investor Relations & Group Communications
Tel: 035 6957676
www.hagemeyer.com
press@hagemeyer.com

Hagemeyer realiseerde een netto omzet van € 4,1 miljard over de eerste negen maanden van 2005 (volledig jaar 2004: € 5,4 miljard) en heeft circa 17.200 werknemers. Meer dan 90% van Hagemeyers totale omzet wordt door haar kernactiviteit Professional Products en Services (PPS) gegenereerd. PPS richt zich op hoogwaardige business-to-business distributie van elektrotechnische producten en materialen, veiligheidsproducten en andere Maintenance, Repair en Operations (MRO) producten in meer dan 25 landen in Europa, Noord-Amerika en Azië-Pacific. De overige omzet wordt gerealiseerd door de Agencies/Consumer Electronics (ACE) activiteiten, die in Nederland en Australië consumentenelektronica en merkproducten distribueren en luxe producten in een aantal landen in Azië. Het hoofdkantoor van Hagemeyer is gevestigd in Naarden.

Bijlage

Effect op verwerking onder IFRS van het persbericht van heden

Het effect van deze afstandverklaringen op de verwerking onder IFRS kan als volgt worden samengevat:

- De optie-elementen van de converteerbare obligaties zullen worden gerubriceerd als een verplichting en worden geherwaardeerd op basis van reële waarde tot op de dag van deze aankondiging. Het cumulatieve effect over 2005 tot heden ad € 20,3 miljoen zal worden verantwoord als financiële last in de Winst- en Verliesrekening;
- Voor de rest van 2005 en volgende jaren zal geen verdere herwaardering van de optiecomponenten ten laste of ten gunste van de Winst- en Verliesrekening worden gebracht;
- Per 30 november 2005, zullen de geherwaardeerde optie-elementen, ad € 90,2 miljoen worden geherrubriceerd van verplichtingen naar eigen vermogen. Als onderdeel van het eigen vermogen zullen de optie-elementen van de obligaties niet langer worden geherwaardeerd op basis van reële waarde en zal er niet langer een effect zijn op de Winst- en Verliesrekening;
- De geherrubriceerde optie-elementen ad € 90,2 miljoen bestaan uit de cumulatieve positieve en negatieve effecten van eerdere herwaarderingen ad € 28,4 miljoen (€ 8,1 miljoen in 2004 en € 20,3 miljoen in 2005) en de initiële, op de desbetreffende data van uitgifte, aan de optie-elementen toegekende waarde ad € 61,8 miljoen.

Overzicht van de obligaties

1. Bedrag: € 150 miljoen (nominale waarde)
   Prospectus d.d.: 16 januari 2004
   Einde looptijd: 5 februari 2009
   Coupon: 5,75%
   Conversiekoers: € 2,04

2. Bedrag: € 135 miljoen (nominale waarde)
   Prospectus d.d.: 23 maart 2005
   Einde looptijd: 30 maart 2012
   Coupon: 3,5%
   Conversiekoers: € 2,83

08 2-04865



HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE + 31 (0)35 6957676, FAX + 31 (0)35 6944396

PRESS RELEASE

Waiver of "Cash Alternative Election" right in subordinated convertible bonds

As part of its current financing structure, Hagemeyer has issued two subordinated convertible Bonds ("Bonds") of in total € 285 million nominal value. These Bonds were issued in 2004 (€ 150 million) and 2005 (€ 135 million) respectively.

For these Bonds a "Cash Alternative Election" right, as worded in the appropriate Trust Deeds, has been applicable from the issue date onwards. This "Cash Alternative Election" right implies that Hagemeyer, in case of conversion of the Bonds, has the right to pay bondholders in cash, instead of issuing shares.

Under current IFRS accounting such a "Cash Alternative Election" right resulted in the option elements of the Bonds being classified as liabilities. As a consequence, fair value adjustments in the option elements of the Bonds were recorded as net financial income/ (expenses) in the Consolidated Profit and Loss account.

Hagemeyer has decided to waive its rights under this "Cash Alternative Election" right for both Bonds with immediate effect. The IFRS accounting implications of these waivers have been summarised in the Annex to this press release.

Naarden, 1 December 2005
HAGEMEYER N.V.
Board of Management

Note to the editor:
For further information: Emilie de Wolf,
Investor Relations & Group Communications
+31 (0)35 6957676
www.hagemeyer.com
press@hagemeyer.com

Hagemeyer had net revenues of € 4.1 billion in the first nine months of 2005 (full year 2004: € 5.4 billion) and employs approximately 17,200 employees. More than 90% of Hagemeyer's total revenue is generated by its core Professional Products and Services (PPS) business. PPS focuses on the value-added business-to-business distribution of electrical parts and supplies, safety and other Maintenance, Repair and Operations (MRO) products in more than 25 countries across Europe, North America and Asia-Pacific. The remaining part of Hagemeyer's revenues is realised by its Agencies/Consumer Electronics (ACE) business, which distributes consumer electronics and branded products in the Netherlands and Australia and luxury goods in a number of smaller countries in Asia. The Hagemeyer Group has its head office in Naarden, the Netherlands.

Annex

IFRS accounting implications of today's announcement

The IFRS accounting implications of these waivers can be summarised as follows:

- The option elements of the convertible bonds will be classified as a liability and revalued to fair value until the date of this announcement, with the 2005 year to date cumulative profit and loss impact of € 20.3 million reported as financial expenses in the Profit and Loss account;
- No further revaluation of the option components of the Bonds will be charged to or released in the Profit and Loss account in the remainder of 2005 or in future years;
- Per 30 November 2005, the revalued option elements of € 90.2 million will be reclassified from liabilities to shareholders' equity. As a component of shareholders' equity, the option elements of the Bonds will no longer be revalued to fair value and there will no longer be an impact on the Profit and Loss account;
- The reclassified € 90.2 million option elements consist of the cumulative profit and loss impacts of earlier revaluations of € 28.4 million (€ 8.1 million in 2004 and € 20.3 million in 2005) and the initial value of € 61.8 million, allocated to the option elements at the dates of issuance.

Summary of the Bonds

1. Amount: € 150 million (nominal value)
   Prospectus date: 16 January 2004
   Maturity date: 5 February 2009
   Coupon: 5.75%
   Conversion price: € 2.04

2. Amount: € 135 million (nominal value)
   Prospectus date: 23 March 2005
   Maturity date: 30 March 2012
   Coupon: 3.5%
   Conversion price: € 2.83

082-04865

HAGEMEYER N.V.

with registered office in Amsterdam

In accordance with Articles 4 (j) and 18 of the Trust Deed dated 5 February 2004 in relation to € 150 million 5.75 per cent 2004 subordinated convertible bonds due 2009 Hagemeyer N.V. announces to waive its rights under Article 4 (j) ("Cash Alternative Election") with immediate effect.

HAGEMEYER N.V.
Board of Management
1 December 2005


HAGEMEYER

HAGEMEYER N.V.

with registered office in Amsterdam

In accordance with Articles 4 (j) and 18 of the Trust Deed dated 29 March 2005 in relation to € 135 million 3.50 per cent 2005 subordinated convertible bonds due 2012 Hagemeyer N.V. announces to waive its rights under Article 4 (j) ("Cash Alternative Election") with immediate effect.

HAGEMEYER N.V.
Board of Management
1 December 2005


HAGEMEYER